FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of September 2008

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F             ☒             Form 40-F                ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   ☐            No            ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    ]

NATIONAL BANK OF GREECE

Announcement

Acquisition of Finansbank’s ordinary shares

Further to the announcement dated 20 August 2008, National Bank of Greece announces for the information of investors the conclusion of the acquisition by the NBG group of the remaining 9.68% of Finansbank’s share capital owned by FIBA in accordance with the terms of the agreement of April 2006. The total cost of the said acquisition amounted to USD 697.15 million. NBG has accounted for this transaction since the first phase of the acquisition in 2006 and therefore the impact has been reflected already in the Group’s financials.

Following this transaction, NBG Group’s participation in the share capital of Finansbank now amounts to 94.73%. The remaining 5% of the ordinary shares of Finansbank are owned by the International Finance Corporation (IFC) with which NBG has entered into a shareholders’ agreement providing for a put/call option on these shares as well, while the rest 0.27% is held by minority investors.

Athens, 24/9/2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)
Date: 24th September, 2008

Chairman - Chief Executive Officer